Anpath Group, Inc.

116 Morlake Drive, Suite 201

Mooresville, North Carolina 28117

VIA EDGAR	October 22, 2007

United States Securities

  & Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Jennifer Hardy

Re:

Anpath Group, Inc. (formerly Telecomm Sales Network, Inc.)

Registration Statement on Form SB-2/A Amendment No. 3

SEC File No. 333-137479

Dear Ms. Hardy,

This is in reply to your letter of comment dated October 10, 2007, regarding the Registration Statement on Form SB-2 identified above.  The Registration Statement has been amended to respond to the comments provided in your letter and to update, as necessary, information provided in Amendment No. 3.  Copies of Amendment No. 4 to the Registration Statement on Form SB-2 (“Amendment No. 4”) marked to show the changes from Amendment No. 3 are being forwarded via overnight courier to you and to Al Pavot and Brigette Lippman of the Securities and Exchange Commission’s (the “SEC”) staff to facilitate their review of this filing.

The paragraph numbers below correspond to the numbered paragraphs in your comment letter and the page references are the same as set forth in your Letter of Comment.  The page references in our responses refer to the page number of Amendment No. 3.  We do not repeat your comments but will try to respond to your expressed concerns.

General

Comment No. 1.  We believe that the information referred to in your first comment has been disclosed in the Registration Statement on Form SB-2 as follows:

(a)

The cashless exercise of the warrant by Atypical Bioventures is disclosed on page 38 of Amendment No. 3.

(b)

The initial conversion ratio for the shares issued in the Merger and the expiration of warrants to purchase 93,000 shares of EnviroSystems preferred stock is disclosed on page 28 of Amendment 3.

(c)

The reduction of the number of shares issued in the Merger by 2,500,000 shares as a result of the settlement of the Company’s claim for indemnification is disclosed on page 29 of Amendment 3.

(d)

The issuance of a warrant to purchase 2,500,000 shares of common stock is disclosed on page 29 of Amendment 3.

Security Ownership of Certain Beneficial Owners and Management, page 35.

Comment No. 2.  This section has been revised so that the shares beneficially owned by Mr. Hoelscher include the shares underlying warrants beneficially owned by MV Nanotech Corp.

Audit Report, page F-2

Comment No. 3.  We have changed “year then ended” to “years then ended” The missing “s” was due to a typographical error.

Balance Sheets, page F-19

Comment No. 4.  We have added to the footnotes on page F-25 an additional footnote (Note 4) describing the components of prepaid expenses at June 30, 2007 and March 31, 2007.

Note 10, page F-30

Comment No. 5.  In Note 11 - SUBSEQUENT EVENTS, (formerly Note 10), we have added additional information to disclose our accounting for the settlement agreement.

We have calculated the impairment of our Trade Secrets at July 6, 2007 using a traditional present value calculation of the estimated net cash flows from sales of our products that rely on the trade Secret formulation over the next 5 years. We have disclosed this impairment in Note 11 – Subsequent Events in the SB-2 amendment. In our financial statements for the quarter ending September 30, 2007, we will record an impairment of $374,000 in our Trade Secrets valuation.

In connection with the Company’s anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

(a)

Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

(b)

The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum PLLC, at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Anpath Group, Inc.

By:	/s/ J. Lloyd Breedlove
J. Lloyd Breedlove
Chairman of the Board of Directors

cc (via Federal Express, w/encl.):

Al Pavot

Brigette Lippman